Filed by GSR III Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Terra Innovatum s.r.l.

Commission File No.: 333-287271-01

The following is a LinkedIn post made by Terra Innovatum s.r.l. on August 11, 2025.

Terra Innovatum - SOLO's Post

Terra Innovatum - SOLO
615 followers
15h • Edited

Terra Innovatum - SOLO was featured in the Financial Times this weekend!

Jamie Smyth interviewed Terra Innovatum CEO and Co-founder Alessandro Petruzzi and Partner, Chief Business Development Officer & Investor Relations Giordano Morichi on our path to the public markets.

Our partnership and proposed business combination with GSR III Acquisition Corp will accelerate our mission to deliver low-cost, reliable and zero-carbon power to communities, corporations and nations. We have been encouraged by the recent progress of our transaction and expect to close this Fall!

We're excited to see the growing interest and momentum in our industry as the world seeks new clean energy alternatives to fulfill global demand - and our innovative SOLOTM micro-modular reactor is positioned to meet that demand.

Read the article here: https://lnkd.in/eX3fdtcD

#TerraInnovatum #GSRT #FinancialTimes #SOLOMicroReactor #CleanEnergy #SPAC #NuclearInnovation #EnergyTransition

TERRA INNOVATUM
SOLO
FINANCIAL TIMES
Nuclear energy
Nuclear reactor groups tap into Spac revival to fuel atomic energy boom
AI power demand and support from Trump administration has boosted the industry

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The following is a LinkedIn post made by Terra Innovatum s.r.l. on August 6, 2025.

Terra Innovatum - SOLO's Post

Terra Innovatum - SOLO
615 followers
5d

Big energy challenges call for bold solutions!

Terra Innovatum - SOLO was featured in OGN Energy Media (Oil, Gas, Petrochemicals & Renewables) magazine where Co-Founder and CEO Alessandro Petruzzi discussed how Terra's SOLO™ micro-modular reactor is aiming to bring clean, reliable power to the Middle East.

Designed for remote sites, industrial operations, and growing communities, SOLO will deliver 1 MWe of low-cost energy with built-in safety and autonomous operation.

As demand rises across the region, innovations like this are changing what's possible.

Read the article here: https://lnkd.in/d7sxKc6Z

#TerraInnovatum #SOLOMicroReactor #CleanEnergy #NuclearInnovation #EnergyTransition #Gulf #MiddleEast #UAE

OGN
SOLO nuclear reactor promises fast, clean energy for Middle East
SOLO
TERRA INNOVATUM
SOLO

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IMPORTANT INFORMATION FOR SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the business combination, a Dutch public limited liability company (“Pubco”), GSR III Acquisition Corp. (“GSRT”) and Terra Innovatum s.r.l. (“Terra Innovatum” and, together with GSR III and Pubco, the “Registrant Parties”) have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus of Pubco relating to the offer of securities to be issued in connection with the business combination, and a preliminary proxy statement of GSRT to be distributed to holders of GSRT’s ordinary shares in connection with GSRT’s solicitation of proxies for a vote by GSRT’s shareholders with respect to the Business Combination and other matters described in the Registration Statement. The Registrant Parties also plan to file other documents with the SEC regarding the business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of GSRT. INVESTORS OF THE REGISTRANT PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Registrant Parties once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by GSRT may be obtained free of charge by written request to GSRT at 5900 Balcones Drive, Suite 100, Austin TX 78731.

PARTICIPANTS IN THE SOLICITATION

Each of the Registrant Parties, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of GSRT is set forth in GSRT’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

FORWARD LOOKING STATEMENTS

The statements contained in this communication that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on GSRT and the other Registrant Parties. There can be no assurance that future developments affecting GSRT and the other Registrant Parties will be those that we have anticipated. These forward-looking statements speak only as of the date this communication is delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against GSRT, any of the Registrant Parties, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of GSRT or the SEC’s declaration of the effectiveness of the Registration Statement (which will include the proxy statement/prospectus contained therein) to be filed by the Registrant Parties or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Terra Innovatum as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Registrant Parties or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by GSRT shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4 and GSRT’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither GSRT nor any of the other Registrant Parties presently know, or that GSRT or the other Registrant Parties currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of GSRT, the other Registrant Parties, or any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this communication or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. GSRT, the other Registrant Parties and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this communication and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this communication is provided as of the date hereof and may change, and neither GSRT nor the other Registrant Parties undertakes any obligation to update or revise any forward- looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

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